July 25, 2013

Robert Errett, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	DBUBS 2011-LC3 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 333-172143-01

COMM 2012-LC4 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 333-172143-03

COMM 2012-CCRE1 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 333-172143-04

COMM 2012-CCRE2 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 333-172143-05

Cantor Commercial Real Estate Lending, L.P.
Form ABS-15G for the Reporting Period of April 1, 2012 to June 30, 2012
Filed September 24, 2012
File No. 025-01219

Guggenheim Life & Annuity Company
Form ABS-15G for the Reporting Period of January 1, 2012 to March 31, 2012
Filed May 14, 2012
File No. 025-00983

July 25, 2013

Dear Mr. Errett:

We are counsel to Deutsche Mortgage & Asset Receiving Corporation (“DMARC”) in connection with your letter dated July 23, 2013 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K and Forms ABS-15G (collectively, the “Filings”).  DMARC acknowledges receipt of the Comment Letter providing comments to the Filings.  Consistent with the Comment Letter, we hereby advise you that DMARC intends to provide a response to the Staff’s comments on or before August 27, 2013.  DMARC greatly appreciates the Staff's cooperation in this regard.

Very truly yours,

Anna H. Glick

cc:	Helaine Kaplan (Deutsche Mortgage & Asset Receiving Corporation)